July 22, 2014

EDGAR CORRESPONDENCE
Securities & Exchange Commission
Division of Investment Management
450 5 th Street, NW
Washington, DC 20549

Re: Zazove Convertible Securities Fund, Inc. ("Registrant"), SEC File No. 811-09189

Ladies and Gentlemen:

This letter is being written on behalf of Registrant in response to comments received from the Securities and Exchange Commission (the "Commission") on a phone call on June 26, 2014 with regard to Form NSAR-B for the year ended December 31, 2013, Form N-PX for the year ended June 30, 2013, Form 40-17G originally filed on March 17, 2014 and Form N-Q.

In connection with the Commissions comments, Registrant acknowledges the following:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form NSAR
On February 26, 2014, Registrant filed its Annual Report on Form NSAR-B for the year ended December 31, 2013. The Annual Report included a copy of the independent accountant's report on internal control filed as
Exhibit 99.77B. The Exhibit did not include the signature line of Registrant's independent accountant, Deloitte and Touche. On July 22, 2014, Registrant filed Form NSAR-B/A, which included a copy of the independent accountant's report on internal control with the required signature.

Form NP-X
On August 27, 2013, Registrant filed its Proxy Voting Report for the year ended June 30, 2013 on Form NP-X. The form was signed by Registrant's Treasurer and Secretary. The Commission requested that Form NP-X be signed by Registrant's principal executive officer. On July 11, 2014, Registrant filed Form NP-X/A, which included a signature by Gene T. Pretti who is Registrant's president and principal executive officer.

Form 40-17G
On March 17, 2014, Registrant filed a copy of its fidelity bond with Form 40-17G. The Comission requested that Form 40-17G include a board of director's resolution approving Registrant's fidelity bond coverage and a statement that all premiums due and payable under the fidelity bond policy have been paid in full. On July 11, 2014, Registrant filed Form 40-17G/A, which incorporated the board of directors resolution and premium statement with the March 17, 2014 filing of Form 40-17G.

Form N-Q Filings
The Commission requested that, on a going forward basis, Registrant's reports filed on Form N-Q should include details regarding the tax cost and gross unrealized appreciation and depreciation determined on a tax cost basis. Registrant will report this information beginning with its Form N-Q to be filed for the quarter ending September 30, 2014.


Please contact the undersigned with any questions at (847)239-7100.

Sincerely,

Steven M. Kleiman
Secretary and Treasurer